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Dennis M. Quinn

Direct Tel (312) 701-7885
Direct Fax (312) 706-8227

dquinn@mayerbrown.com

September 4, 2007

United States Securities and Exchange Commission Mail Stop 4561 100 F Street, NE Washington, DC 20549 Attention: Michael McTiernan, Esq.
Re: TIAA-CREF U.S. Real Estate Fund I, L.P., Registration Statement on Form S-11, Registration No. 333-141315

Ladies and Gentlemen:

We enclose Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-11 of TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”). Set forth below are the Fund’s responses to the Staff’s comments, by letter dated April 13, 2007, on the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”).

The Fund’s numbered responses below are keyed to the numbered comments set forth in the Staff’s letter of April 13, 2007.

General

1.            The Fund has not yet determined whether it will use any pictures, graphics or artwork in the prospectus. In the event the Fund does decide to do so, it will provide any such pictures, graphics and artwork.

2.            The offering of the units of limited partnership interest (the “Units”) in the Fund will only be made by the prospectus included in the Fund’s Registration Statement. The Fund is aware of, and will comply with, the undertakings under Item 37 included in Part II of the Registration Statement, including without limitation, paragraphs (a) and (e) of Item 37. The Fund is also aware of potential liability under the Securities Act of 1933, as amended (the “1933 Act”) and the Securities Exchange Act of 1934, as amended (the “1934 Act”).

In terms of the timing of a “sale” of Units to an investor, we believe that, for purposes of Section 5 of the 1933 Act, a sale of Units is completed when (i) a prospective investor’s subscription agreement is accepted by the general partner on behalf of the Fund and notice of

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acceptance is communicated to the investor, and (ii) the prospective investor is admitted as a limited partner of the Fund at a closing along with other investors. Prior to that time, a prospective investor who has received a copy of the prospectus has been made an offer of Units. Even after the prospective investor has executed a subscription agreement and delivered it to the Fund, that subscription agreement (and completion of a sale of Units to him or her) is subject to review for compliance with the Fund’s suitability standards, acceptance by the general partner and admission of the prospective investor as a limited partner. Additionally, prior to the first closing at which prospective investors would be admitted as limited partners, completion of a sale of Units to each prospective investor is contingent upon the receipt of subscriptions for a minimum of 150,000 Units ($150 million).

Upon the admission of an investor as a limited partner, the sale of Units to that limited partner is complete, and his or her subscription constitutes a binding, unconditional commitment to make capital contributions when and as capital calls are made in accordance with the limited partner’s subscription agreement and the Fund’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). After the admission as a limited partner, an investor has no new investment decision to make; he or she is contractually obligated to make his or her capital contributions. Accordingly, there is no new offer or sale of securities, and Section 5 of the 1933 Act is not applicable to any contribution pursuant to a capital call.

There will be no delivery of Units other than the admission of an investor as a limited partner, which includes recording the investor’s name in the Fund’s register of limited partners. The Units will be uncertified securities. (Although not currently contemplated, the general partner has discretion to issue certificates for Units.) Additionally, upon his or her admission as a limited partner, an investor will be entitled to all of the rights (including the right to his or her share of profits and losses and cash distributions and subject to all of the obligations of a limited partner, regardless of when capital contributions are made.

3.            The Fund may make investments prior to either or both of the initial and second closings and admissions of investors as limited partners using capital contributions of TIAA made if and when called during the offering period, and, if applicable, those made by investors admitted at the initial closing of public investors. In the event that subscriptions for the minimum number of Units are not received and the initial closing does not occur, TIAA would effectively have ownership of any real estate investment acquired prior to the initial closing and could either hold it or sell it as it deemed appropriate.

For financial reporting purposes, the initial value of an investment will be the lower of its cost (including all related acquisition costs and expenses) or appraisal value obtained in connection with the property’s acquisition, and investors will be advised of the terms of the purchase of an investment, including its purchase price, by means of a supplement to the prospectus (and, as appropriate, the Fund will make corresponding disclosure in its periodic reports under the 1934 Act). In the event of a material change in the value of a real estate

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investment during the offering period, for example, as a result of the loss of a major tenant, which, in management’s judgment, would materially impact the Fund’s operations as a whole, investors would be informed of this, also by means of a supplement to the prospectus.

Disclosure of the possibility of making an investment with TIAA’s capital contributions prior to the initial closing is made under “Prospectus Summary—The Offering” at pages 6-7, “Description of the Units—Capital Contributions” at page 85, and “Summary of the Partnership Agreement—TIAA Commitment and Contribution” at pages 96-97 of the prospectus.

4.            The Fund will submit, supplementally, to the SEC when available and prior to use, all sales literature to be used in connection with the offering, including sales literature for broker-dealer use only, as well as any written sales material to be sent and the text of any oral presentations to be given to prospective investors.

5.            As disclosed in Item 33 of Part II of the Registration Statement, TIAA entered into a binding commitment, prior to the initial filing of the Registration Statement, to contribute $50 million to the Fund in exchange for 50,000 Units. This transaction was one “not involving any public offering” pursuant to Section 4(2) of the 1933 Act, as described in Rule 152 promulgated thereunder. The commitment to the Fund by TIAA originally required it to make its capital contribution in one lump sum promptly after the date of the prospectus (with no further action required) but in any event within five days of such date.

After due consideration, the Fund and TIAA both believe that it is in the best interest of the Fund to revise the timing of TIAA’s contribution such that it could be made in separate increments (and not necessarily in one lump sum) and at such time or times and in such amount or amounts as the general partner of the Fund may determine would be appropriate to meet the needs of the Fund to make a real estate investment, pay expenses or for other purposes of the Fund. Accordingly, the disclosure in Item 33 of Part II of Amendment No. 1 regarding TIAA’s commitment has been revised to reflect this change in the commitment.

Notwithstanding such change, the Fund believes that it is still entitled to rely on Rule 152 with respect to the transaction in which TIAA made its commitment for the following reasons: (i) there has been no change in the identity of any parties to the transaction, (ii) there has been no change in the amount to be contributed or the number of Units to be acquired pursuant to the commitment, and (iii) as revised, the right to call for funds pursuant to the commitment is at the sole discretion of the general partner, to be exercised as and when it is appropriate to do so in the interests of the Fund based upon its needs. This right to call TIAA’s capital contributions commences from and after the date of the prospectus. In short, the modification to TIAA’s commitment is a minor one for the administrative convenience of the parties, and not a substantive one that should abrogate reliance on Rule 152.

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Additionally, we believe that the transaction clearly falls within the recent guidance given by the Commission set forth in Securities Act Release 33-8828. In that Release the Commission stated,

Consistent with Rule 152, the staff of the Division of Corporation Finance, in its review of Securities Act registration statements, will not take the view that a completed private offering that was exempt from registration under the Securities Act Section 4(2) should be integrated with a public offering of securities that is registered on a subsequently filed registration statement.

....

Our view is that, while there are many situations in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of a registration statement. Further, it is our view that the determination as to whether the filing of the registration statement should be considered a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. Securities Act Release No. 33-8828 at pp. 53-55 (footnotes omitted).

Clearly, the private offering to TIAA of the Units should be regarded as a bona fide private offering exempt under Section 4(2). Its commitment to purchase Units was obtained prior to the filing of the Registration Statement. In addition, TIAA, as the indirect parent company of the general partner of the Fund, could not conceivably be regarded as having been solicited for its purchase of the Units through general solicitation or general advertising, whether its commitment were made before or after the filing of the Registration Statement.

6.            Amendment No. 1 to the Registration Statement contains a prior performance narrative and prior performance tables under the section “Prior Performance” beginning on page 62 of the prospectus and Table VI (Acquisitions of Properties by Programs) in Part II of the Registration Statement. The Fund believes that the information in the tables provided concerning prior performance of programs that are affiliates of the Fund is consistent with the form and content of the tables that were discussed in a telephone call with Michael McTiernan, Esq. of the Commission on May 15, 2007. In general, that discussion was to the effect that no prior performance information was required for the real estate investment activities of TIAA and its subsidiaries (on behalf of its General Account) because those entities were not “real estate

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programs” with the meaning of Guide 5. Additionally, the prior performance disclosure for TIAA’s publicly offered real estate variable annuity account, which is an open-end investment vehicle conducting a continuous offering and permitting redemptions of its units, should consist of information concerning the number of assets and historical unit values, in addition to a prior performance narrative. This is generally consistent with the prior performance information of earlier real estate variable annuity accounts included in registration statements of publicly offered real estate limited partnerships, such as Met Life Agricultural Limited Partnership (Registration No. 33-18468) and Aetna Real Estate Associates, L.P. (Registration Nos. 33-24998 and 33-2264). Finally, the information for the previously formed core property fund, which is also an open-end fund that permits redemption of its units, should be limited to Tables V and VI from Guide 5. While, as noted, Table VI has been included in Part II of the Registration Statement, there is no Table V, since the earlier core property fund, which was formed approximately three years ago, has not sold any of its properties.

Cover Page

7.            The Fund has revised the cover page of the prospectus regarding the requested disclosure of (i) binding subscription agreements and capital calls of amounts committed pursuant to the subscription agreements, and (ii) applicable escrow arrangements and when capital calls may begin.

8.            The Fund has revised the cover page to move the disclosure about mutual fund status to follow the initial reference to “closed-end fund.” The Fund has also revised the disclosure on the cover page and elsewhere in the prospectus to more clearly describe the term “closed-end fund.”

9.            The Fund has removed the parenthetical definitions from the terms on the cover page. The former term “Company” has been deleted, and in its place the name of the subsidiary, “TIAA-CREF USREF I REIT, LLC,” is used in the prospectus and abbreviated to “TC REIT” throughout the document.

The reason for the use of a structure consisting of a limited partnership with one or more REIT subsidiaries is included in the “Structure of the Fund” section in the prospectus at pages 65-66.

10.          The reference to the “Risk Factors” section is highlighted by italics on the cover page of the prospectus.

11.          The offering is now described as a best efforts, minimum/maximum offering.

12.          A footnote to the table in the prospectus reflects that the Asset Manager may re-allow up to $1 million of the asset management fee to TIAA-CREF Individual & Institutional

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Services, LLC as compensation in connection with its services in the distribution of Units. The Fund does not believe it is appropriate to include the $1 million amount in the table itself since the asset management fee is not a deduction from the offering proceeds and is not related to the number of units sold. The re-allowance is more closely akin to an expense reimbursement, which typically is not reflected as a selling commission.

13.          The footnote to the table in the prospectus includes disclosure that the purchase of units by TIAA and its affiliates will not count toward reaching the minimum offering amount.

14.          The requested disclosure has been included on the cover page of the prospectus. Additionally, there is included in other places, where appropriate, disclosure about the Fund’s not making distributions until after the “Investment Period,” which, depending upon the length of the offering, could be up to four years after the date of the prospectus.

15.          The third bullet point has been revised to state that Units will not be listed on any exchange or quoted on NASDAQ.

Suitability Standards– Page 1

16.          Page 1 of the prospectus includes disclosure explaining what a finite life real estate entity is and clarification of the statement that the offering is only suitable for long-term investors.

The Offering – Page 5

17.          Disclosure regarding the Fund’s remedies against an investor who defaults in making his or her capital contribution is included on page 7 of the prospectus.

18.          Disclosure about (i) the time period over which capital commitments may be called, and (ii) the escrow arrangements for subscription agreements is included on page 7 of the prospectus. In addition, disclosure is also included there to the effect that a subscription agreement, as well as the terms of the Partnership Agreement, will obligate an investor to make his or her capital contributions.

Units are not “delivered” in the sense that a negotiable instrument evidencing or representing Units will be sent to an investor. Each investor will own his or her own Units and be entitled to a share of profits, losses and distributions from the Fund from the date of the closing admitting the investor as a limited partner, subject to adjustment under certain circumstances, such as a limited partner default. The investor will continue to have full rights as a limited partner from the date of admission, subject to adjustment under certain circumstances, such as a limited partner default.

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19.          Disclosure regarding the payment to be made to an investor making a capital contribution during the offering is set forth on pages 7-8 of the prospectus.

20.          Disclosure regarding the other shareholders of TC REIT is included under “Prospectus Summary -- Structure of the Fund; REIT Subsidiary” on page 14 of the prospectus. These shareholders are not expected to be affiliates of TIAA.

Investment Objectives, Strategy and Guidelines – Page 9

21.          In connection with clarifying the meaning of “core” real estate, the term “stable income returns” is no longer used.

22.          The term “core-plus” has been changed to “value add,” which is used where appropriate throughout prospectus.

23.          The information regarding reimbursement for acquisition and operating expenses, as well as disclosure about any cap on such reimbursements, is included in the tables on pages 17-18 and 75-76 of the prospectus, rather than in only the footnotes.

Plan of Distribution – Page 16

24.          Disclosure is included on the cover page, and pages 18, 20 and 131 of the prospectus that purchases of Units by TIAA and its affiliates are not included toward reaching the required minimum of $150 million.

Questions and Answers About this Offering – Page 17

25.          The duplicative disclosures in the “Question and Answer” and “Summary” sections have been removed in the prospectus.

Why does the Fund intend to have a REIT subsidiary primarily make the Fund’s Real Estate-Related Investments – Page 18

26.          This Question and Answer has been deleted in the prospectus since information has been included under “Structure of the Fund” at pages 65-66.

Will I be notified of how my investment is doing?

27.          The prospectus includes at page 25 disclosure that the estimated year-end net asset value of a Unit will be reported to investors. The general guidelines used in making a net asset valuation are disclosed in the prospectus under “Valuation” beginning at page 56. The actual calculations used to determine net asset values will not be reported to investors.

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Allocation Procedure – Page 47

28.          The prospectus includes disclosure concerning the three investment entities affiliated with the Fund. This disclosure is included under “Investment Objectives, Strategy and Guidelines—Allocation Procedure” at pages 48-49, “Prior Performance” beginning at page 62 and “Conflicts of Interest–Interests in Other Investment Programs” at page 77.

Valuation – Page 54

29.          Disclosure concerning when and how annual valuations will be made to investors is included under “Valuation—General” on page 57 of the prospectus.

Wholly-Owned Commercial Real Estate Properties – Page 56

30.          A description of the scope and methods used for valuations is included at pages 59-60 of the prospectus.

Structure of the Fund – Page 59

31.          A REIT must be an entity that, absent its election to qualify as a real estate investment trust under the Code, would be treated as an association taxable as a corporation for federal income tax purposes. A limited liability company (“LLC”) may elect to be treated as a REIT by filing an election with its U.S. federal income tax return on Form 1120-REIT. By filing an election to be treated as a REIT on Form 1120-REIT, the LLC is also treated as having made an election to be classified an association pursuant to Treasury Regulation Section 301.7701-3(c). Each REIT subsidiary formed by the Fund will elect to be treated as a REIT by filing its first U.S. federal income tax return on Form 1120-REIT.

In addition to making the appropriate election, TC REIT also expects to meet the other organization requirements of a REIT as set forth under Section 856 of the Code, including the 100 shareholder requirement, ownership limitation, etc.

Management – Page 60

32.          The executives of the general partner who function as the executives of the Fund, and the executives of the Asset Manager, do not have a contractual obligation to devote any specified amount of time to the activities of the Fund or other TIAA investment vehicles.

Under “Conflicts of Interest — Other Activities of Our Asset Manager and Its Affiliates” at page 78 of the prospectus, there is the following disclosure pertinent to this issue:

[N]either our partnership agreement nor the asset management agreement specifies any minimum amount of time or level of attention that either our general

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partner or the Asset Manager must devote to the fund. However, our general partner believes the Asset Manager and its affiliates have sufficient personnel to discharge fully their responsibilities to all real estate investment activities in which they may be involved.

In addition, certain of our executive officers are also officers and directors of the Asset Manager and TIAA, and as such, owe fiduciary duties to these various entities and their stockholders and members. Such fiduciary duties may from time to time conflict with the fiduciary duties owed to the Fund and its limited partners.

Similar, although more summary, disclosure is included in “Risk Factors — The Asset Manager will face conflicts of interests relating to time management” at page 36 of the prospectus.

Conflicts of Interest – Page 68

33.          The policies of the Fund regarding its transactions with affiliates are mentioned throughout the prospectus. For example, terms of specific transactions with affiliates (e.g., the asset management services, borrowings from TIAA) are described in various places in the prospectus. See, e.g., the compensation table at pages 75-76.

For other possible transactions with affiliates, disclosure is included under “Conflicts of Interest — Transactions with Our General Partner and Its Affiliates” at pages 78-79 of the prospectus.

Additional Information – Page 126

34.          The prospectus has the correct address of the SEC at page 138.

Exhibits

35.          The exhibits with Amendment No. 1 include the following: (i) a draft form of a Mayer Brown LLP (“Mayer Brown”) opinion as to the legality of the Interests; (ii) a draft form of Mayer Brown opinion as to the material federal income tax matters relating to the Fund and an investment in the Interests; (iii) a draft form of Distribution Agreement with respect to the offer and sale of the Interests; (iv) a draft form of Escrow Agreement; (v) a draft form of Asset Management Agreement; and (vi) a draft form of Amended and Restated Limited Liability Company Agreement for TC REIT. Copies of each of these documents as executed will be filed by subsequent amendment to the Registration Statement before it is declared effective.

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If you have any questions on the responses set forth in this letter or in the disclosures included in Amendment No. 1, please feel free to contact the undersigned by telephone at (312) 701-7885, by facsimile at (312) 706-8227, or by email at dquinn@mayerbrown.com or Sagit Kaufman, Esq. by telephone at (312) 701-8186, by facsimile at (312) 706-8410 or by email at skaufman@mayerbrown.com.

We look forward to any comments that you may have on the responses set forth herein or the disclosures included in Amendment No. 1 as well as our continued work together on the Registration Statement.

Very truly yours,

/s/ Dennis M. Quinn

Dennis M. Quinn

Enclosure

cc:	Keith Atkinson, Esq. Sagit Kaufman, Esq.